

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2019

Elizabeth Eby
Senior Vice President, Finance and Chief Financial Officer
NEOPHOTONICS CORP
2911 Zanker Road
San Jose, CA 95134

Re: NEOPHOTONICS CORP
Form 10-K for the fiscal year ended December 31, 2018
Filed March 8, 2019
File No. 001-35061

Dear Ms. Eby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the fiscal year ended December 31, 2018

Item 8. Financial Statements and Supplementary Data, page 53

1. We note your representation on page 101 that all schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included. However, in light of the significance of your operations in China and the restrictions on the ability of your subsidiaries in China to pay dividends or make other payments to you, it is unclear why you do not provide Parent-only financial statements pursuant to Rule 5-04 of Regulation S-X. Please provide the financial statements, prepared in accordance with the guidance in Rule 12-04 of Regulation S-X, or explain to us in detail why it is not necessary to do so.

2. We note your disclosure of the risks related to your operations in China beginning on page 30. Please disclose in your financial statement footnotes, the nature and amount of significant restrictions on the ability of your subsidiaries to transfer funds to the parent

company through intercompany loans, advances or cash dividends pursuant to Rule 4-08(e)(3) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications